UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date October 3, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	October 3, 2012

TASMAN COMPLETES SUMMER DRILLING PROGRAM AT NORRA KARR HEAVY RARE EARTH ELEMENT AND ZIRCONIUM PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) (NYSE-MKT:TAS).  Mr Mark Saxon, President & CEO, is pleased to report that the 2012 spring/summer drilling program undertaken at Company’s 100% owned Norra Karr heavy rare earth element (REE) – zirconium (Zr) project in Sweden is now complete.  Seventy new holes were completed and 2 existing drill holes were extended, for a total of 12,453m of drilling.

This drilling formed part of an extensive summer program of geological, geotechnical and environmental work directed at collecting data appropriate for future land use decisions, mine planning and permit applications.

The extensive drilling program achieved a range of goals, including:

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infill drilling of  much of the Norra Karr Indicated and Inferred resource area to at least 50m x 80m spacing.  This approximate doubling of drill metres in the resource area should allow a higher proportion of the resource to be classified in the Measured and Indicated categories in future resource estimates;

•
increasing the thickness of REE – Zr mineralization, with the thickest drilled intersection of continuous mineralization now being 330m in NKA12086.   The mineralized intrusion has been intersected to a maximum vertical depth of approximately 280m in drill hole NKA12087, which ended in the intrusion;

•
discovery of a new area of REE-Zr mineralized nepheline syenite intrusion 150m to the south of the previously mapped southern boundary of the Norra Karr intrusion.  While the REE-Zr grade is as yet unknown, this discovery highlights the potential for additional unmapped mineralized intrusions to be present in the region;

•	collection of a representative bulk sample from drill core to be used in additional metallurgical testing and pilot plant studies; and

•	the rigorous and independently controlled collection of extensive geotechnical and groundwater data that will contribute to pit design and mine planning.

Assays are awaited for much of the 2012 drilling program, which will be reported as they become available.  Mineralization is now known to extend at least 100m below the in-pit resource considered for the Norra Karr PEA published in March 2012.  With this substantial increase in drilling data, the upcoming Pre Feasibility Study (PFS) will include an updated NI 43-101 resource calculation.

In addition to the drilling program, an extensive campaign of surface environmental sampling was completed by independent consultants IOGlobal Pty Ltd.  This study is an expansion of that submitted by Tasman in the recent Mining Lease application, and tested water, soil and plant chemistry from the Norra Karr region to provide additional baseline data and assist with decisions on future land use requirements.

 “Our Swedish exploration team is coming to the end of a busy summer field program, highlighted by the large and successful drilling program, exciting new discoveries, and extensive regional environmental baseline sampling” said Mark Saxon, Tasman’s President and CEO. “In addition to our exploration work, we have hosted regular visits from industrial end-users of REE’s, government agencies, media and mining analysts, as the appreciation of Norra Karr as a globally significant source of heavy REE’s grows.”

Tasman’s 100% owned Norra Karr project is the only NI 43-101 compliant REE resource in mainland Europe.  Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The short time taken from discovery to ML application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries.  The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE AMEX: TAS www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 35 SWEDEN

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Norra Karr is one of the largest and most economically robust projects amongst its peers, due to the high contribution of the high value critical REE’s (dysprosium (Dy), yttrium (Y), neodymium (Nd), terbium (Tb)).  Substantial capital and operating cost benefits are provided by the existing infrastructure and the simple mineralogy that allows ambient temperature and pressure processing.  Norra Karr’s proximity and easy road access to European markets stands as a unique operating advantage for the project.

Mark Saxon, Tasman’s President & CEO has been invited to speak on European REE supply issues at the Society of Automotive Engineers 2012 Electric Powertrain Technologies Symposium on October 11 in Stuttgart, Germany.  For the agenda and information about the event, visit http://www.sae.org/events/emotoreurope/.

The Company also announces the termination of the investor relations contract with Mining Interactive Corp.  The Company thanks Mining Interactive's team for their service and commitment to Tasman.  Investor Relations inquiries will be handled in-house by Mr. Jim Powell, Tasman's VP of Corporate Development.  Mr. Powell may be contacted via email at jpowell@tasmanmetals.com or by phone at 1.647.478.8952.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/ or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 699 0202
Investor Information: Jim Powell +1 (647) 478 8952
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the
“CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral

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resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.